NOVAWEST
NovaWest Resources Inc.

News Release

For Immediate Release

Chibougamau Targets Advanced

Vancouver, Wednesday March 22nd 2007, 8:00a.m. PST

Novawest Resources Inc.(TSX.V – "NVE"), is pleased to report the following highlights from the initial phase of the 2007 Chibougamau Exploration Programs. These highlights include complete assay results received yesterday from the year's first two drill programs.

Six holes totaling 1035 metres were drilled in January on the Touchdown Project near Chapais. Sulphide mineralized intersections totaling 225 metres were sawn and submitted for geochemical analysis and assay with SGS Canada Inc. Mineral Services. Geochemically anomalous gold-silver-base metal results consistent with the geological targets were found in all 6 holes. The best geochemical results were from TD7-6 which hit a continuously mineralized shear zone over 22.2 metres (87.1 to 109.3m: 0.96% Zn, 0.16% Cu, 7.4gm/T Ag and 0.32gm/T Au). Borehole PEM surveys were completed on every hole and responses are being modeled and compared with previous work to prepare targets for the next round of drilling. The highest gold values from the recent drilling were 9.5 gm/T Au over 0.75m (TD7-1, 94.4-95.15m); 2.4 gm/T Au over 0.25m (TD7-2, 135-135.25m) and 3.9g/T Au, 0.94% Cu, 26 gm/T Ag over 1.6m (TD7-6, 107.7-109.3m). These gold values are consistent with identifying and quantifying auriferous shear zones that previous drilling also reported. The Company is encouraged by these results and is now planning its follow-up programs.

The second 2007 drill program was 2 holes totaling 504 metres on the Kickoff Project, 23 km east of Chibougamau. This was an orientation drill program targeted to better locate and characterize the Duvex-Troilus Copper Shear Zone hosted in anorthosite. The shear zone was intersected in each hole and borehole PEM surveys detected responses that are being analyzed along with surface PEM responses for further drill-targeting. The best results from the main shear zone were in hole DT7-1 where 0.32%Cu, 47 ppb Au occurs over a 16.8 metre interval (189 to 205.8m).

Ten grids totaling 262.8 line-kilometres were created and magnetometer surveys have been completed on all grids. Crone Pulse Electromagnetic surveys remain to be completed in the coming weeks for the last 2 grids.

The Company expects to announce further drilling shortly.

SUPPL

Robert Stewart is the Qualified Person for this program and this release.

The Company expects to announce further drilling shortly
ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

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Suite 1000, The Marine Building, 355 Burrard Street, **Vancouver, British Columbia** Canada V6C 2G8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • **www.novawest.com** • novawest@novawest.com

END

News Release

For Immediate Release

Touchdown Drilling 2007: Phase One Completed

Vancouver, Monday January 22nd 2007, 12:45p.m. PST

Novawest Resources Inc. (TSX.V – "NVE"), is pleased to report its 2007 Phase One drilling program was completed January 16th. Six holes totaling 1035m were drilled at 3 sites. Progress on this drill program has been provided in releases dated January 4, 7 and 11. Assay lab results for 124 samples from the first two holes are expected before January 31st and another 191 samples of sawn core from holes TD7-3, TD7-4 and TD7-5 are ready for submission.

Holes TD7-4 (195m, vertical); TD7-5 (120m, -55 @ 220) and TD7-6 (135m, -72 @ 220) were targeted to test along Minnova's 113N Structure where sulphides (pyrite with up to 1% sphalerite, 10% chalcopyrite) contain anomalous copper, zinc, gold and silver about 488 feet (149m) below surface (ddh S1079 577-580.5', 3.4%Cu, 0.4%Zn, 0.08oz/ton Au; 6 oz/ton Ag). Numerous quartz-veined and pyritic intersections in each of these 3 drill hole are being assayed. Mafic volcanics, mafic intrusions, shear zones and intermediate porphyritic intrusions are all host rocks to the mineralization.

Geophysical gridding has been completed on the Kickoff Project on Lake Chibougamau, east of the Touchdown Project. Drilling follow-up to copper-gold mineralization is planned for next week. The zones of interest are elevated copper, gold and silver values in the Duvex Copper Zone (over 198m long and 6m wide) plus other drill intersections that all "line up" in a southwesterly trend that extends for one kilometer: 41.25 g/t Au, 49.17 g/t Ag, 0.23% Cu over 1.06m, 20.8 g/t Au, 6.6% Cu over 5.8m, 2.9% Cu over 0.3m, 1.9% Cu over 1.5m, 1% Cu over 1.3m and 1.2% Cu over 1m. Surface geophysical surveys should be completed by early next week and borehole PEM surveys completed soon thereafter.

A geophysical gridding contract for up to 105 line kilometers has been awarded for 5 grids on the Cornerback Project. Gridding will begin early next week on the Northwest Copper Zone grid on Lake Chibougamau where previous drill intersections nearly coincide with recent MEGATEM electromagnetic anomalies.

Geophysical surface and borehole PEM surveys will be completed early next week on the Touchdown Project. Analysis of results is ongoing.

Robert Stewart is the Qualified Person for this program and responsible for the contents of this release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia Canada V6C 2G8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.novawest.com • novawest@novawest.com